File No. 82-1264

03 AUG 25 AM 7:21

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

August 8, 2003


03029438

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public on August 8, 2003, the following messages.

- Semi-Annual Financial Results
- News Release "Bridgestone Corporation Announces Further Expansion of Global Production Capacity for Truck and Bus Radial Tires "

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

Dlw 8/25



NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: K. Kitawaki/S. Hata

(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Bridgestone Corporation Announces First-Half Business and Financial Results for Fiscal 2003

Tokyo (August 8, 2003)—Bridgestone Corporation today announced its consolidated business and financial results for January 1 to June 30, 2003, the first half of the present fiscal year (January 1 to December 31, 2003). These results are for Bridgestone Corporation and its consolidated subsidiaries, collectively referred to below as the "Companies." Here is a summary of those results and of management's projections for the Companies' sales and earnings performance for the full fiscal year. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥119.80, the approximate exchange rate on June 30, the end of the first half of the fiscal year.

I. Results

A. Overall results

1. Sales and earnings

	Jan.–June 2003	Jan.–June 2002	Change	
			Yen	Percent
	¥ million	¥ million	¥ million	
Net sales	¥1,112,169	¥1,093,535	+¥18,634	+1.7%
Ordinary income	¥65,895	¥55,695	+¥10,200	+18.3%
Interim net income	¥31,960	¥ 24,477	+¥7,483	+30.6%

Characterizing the business environment during the first half of 2003 was uncertainty about the momentum of recovery in the global economy. Japan's economy remained listless as personal consumption and housing investment failed to grow. A positive trend for the Companies during the interim period was the strengthening of the euro, which benefited their overall business performance.

The Companies continued working during the interim period under review to cope optimally with the business environment. They continued to introduce appealing new products, and they moved aggressively in manufacturing and marketing to address the shift in demand toward large sizes and high-performance specifications in passenger car tires. The Companies registered further progress in raising productivity and in asserting leadership in technology.

Net sales in the interim period ended June 30, 2003, increased 1.7% over the same period of the previous year, to ¥1,112,169 million [$9,284 million]. Ordinary income increased 18.3%, over the same period of the previous year, to ¥65,895 million [$550 million], and net income increased 30.6%, to ¥31,960 million [$267 million].

2. Segment information

a. By industry segment

Notes:

i. The figures for segment sales include intersegment transactions.

ii. The totals reflect eliminations for intersegment transactions and corporate items.

		Jan.–June 2003	Jan.–June 2002	Change	
				Yen	Percent
		¥ million	¥ million	¥ million	
Tires	Sales	¥884,269	¥865,353	+¥18,916	+2%
	Operating income	¥54,894	¥56,629	¥(1,735)	(3)%
Other	Sales	¥240,068	¥237,011	+¥3,057	+1%
	Operating income	¥16,384	¥16,252	+¥132	+1%
Total	Net sales	¥1,112,169	¥1,093,535	+¥18,634	+2%
	Operating income	¥71,314	¥73,135	¥(1,821)	(2)%

In the tire segment, the Companies' sales increased 2% over the same period of the previous year, to ¥884,269 million [$7,381 million]. That growth reflected successful product introductions and vigorous marketing activities. Operating income declined 3%, to ¥54,894 million [$458 million], on account of rising prices for raw materials and increased expenses in connection with the Companies' pension plans.

In other products, sales increased 1% over the same period of the previous year, to ¥240,068 million [$2,004 million], and operating income increased 1%, to ¥16,384 million [$137 million]. Strong sales gains in Japanese exports of industrial rubber products and sharp growth in Japanese sales of precision components for office equipment more than offset sales declines in sales of sporting goods, bicycles and construction and civil engineering materials.

b. By geographic segment

Notes:

i. The figures for segment sales include intersegment transactions.

ii. The totals reflect eliminations for intersegment transactions and corporate items.

		Jan.–June 2003	Jan.–June 2002	Change	
				Yen	Percent
		¥ million	¥ million	¥ million	
Japan	Sales	¥507,350	¥484,395	+¥22,955	+5%
	Operating income	¥56,965	¥56,423	+¥542	+1%
The Americas	Sales	¥477,725	¥500,493	¥(22,768)	(5)%
	Operating income	¥2,239	¥4,773	¥(2,534)	(53)%
Europe	Sales	¥142,132	¥118,045	+¥24,087	+20%
	Operating income	¥6,455	¥2,918	+¥3,537	+121%
Other	Sales	¥170,907	¥135,761	+¥35,146	+26%
	Operating income	¥13,006	¥10,956	+¥2,050	+19%
Total	Net sales	¥1,112,169	¥1,093,535	+¥18,634	+2%
	Operating income	¥71,314	¥73,135	¥(1,821)	(2)%

In Japan, sales increased 5% over the same period of the previous year, to ¥507,350 million [$4,235 million], and operating income increased 1%, to ¥56,965 million [$476 million]. The Companies' Japanese unit sales of original equipment tires remained at the same level as in the same period of the previous year, though their unit sales of replacement tires in Japan declined on account of weak demand. An important contributor to the increase in the gross sales figure for Japan was strong growth in exports to the Americas, Europe, Asia, Oceania and the Middle East. Also contributing the Companies' Japanese sales growth was the business expansion in other products. The increase in operating income occurred as overall sales growth and the positive effect of the strengthening euro on export revenues more than compensated for the increases in raw material costs and pension plan-related expenses.

In the Americas, sales declined 5% from the same period of the previous year, to ¥477,725 million [$3,988 million], and operating income declined 53%, to ¥2,239 million [$19 million]. The decline in yen-denominated sales occurred despite growth in dollar-denominated sales and reflected the weakening of the dollar against the Japanese currency. Overall unit sales of passenger car and light truck tires declined, but sales of high-value Bridgestone-brand tires increased strongly in the replacement market and in the original equipment market. The Companies also posted growth in unit sales of truck and bus tires in the Americas. Operating income declined from the same period of the previous year largely because of increases in raw material costs and in pension plan-related expenses.

In Europe, sales increased 20% over the same period of the previous year, to ¥142,132 million [$1,186 million], and operating income increased 121%, to ¥6,455 million [$54 million]. The Companies posted unit sales gains in passenger car tires, led by growth in the original equipment market. They also recorded unit sales growth in truck and bus tires, supported by expanding business with large fleet operators and progress in strengthening their network of affiliated dealers. Yen-denominated sales benefited additionally from the appreciation of the euro. The growth in operating income reflected the Companies' success in promoting high-value-added products and the benefits of the capital infusion and other revitalization measures carried out in the previous fiscal year.

In other regions, sales increased 26% over the same period of the previous year, to ¥170,907 million [$1,427 million], and operating income increased 19%, to ¥13,006 million [$109 million]. The Companies' overall unit sales in other regions increased in replacement tires and in original equipment tires, reflecting vigorous marketing efforts and other measures.

B. Dividends

The Board of Directors resolved at a meeting on August 8, 2003, to declare interim dividends of ¥8 [$0.07] per share, including an ordinary dividend of ¥6 [$0.05] and a special dividend of ¥2 [$0.02], with dividend payments to begin on September 1, 2003.

C. Financial Position

1. Cash flow

		Jan.–June 2003	Jan.–June 2002	Change
				Yen
Net cash provided by operating activities		¥ million ¥99,788	¥ million ¥151,443	¥ million ¥(51,655)
Net cash used in investing activities		¥(73,930)	¥(49,833)	¥(24,097)
Net cash provided by (used in) financing activities		¥49,623	¥(137,290)	+¥186,913
Effect of exchange rate changes on cash and cash equivalents		¥7,021	¥(9,051)	+¥16,072
Net increase (decrease) in cash and cash equivalents		¥82,503	¥(44,731)	+¥127,234
Cash and cash equivalents	Beginning balance	¥206,520	¥238,913	¥(32,393)
	Ending balance	¥289,023	¥194,181	+¥94,842

The Companies' cash and cash equivalents increased ¥82,503 million ($689 million) during the interim period under review, to ¥289,023 million ($2,413 million). That increase was ¥127,234 million ($1,062 million) more than the ¥44,731 million decline in the same period of the previous year.

Net cash provided by operating activities declined ¥51,655 million ($431 million), to ¥99,788 million ($833 million). The principal factors in that decline included ¥52,516 million ($438 million) in depreciation and amortization, down from ¥62,067 million in the same period of the previous year; income tax payments of ¥8,044 million ($67 million), compared with an income tax refund of ¥34,634 million in the same period of the previous year; an increase of ¥36,176 million ($302 million) in inventories, compared with a decrease of ¥8,510 million in the same period of the previous year; and a decrease of ¥29,287 million ($244 million) in notes and accounts payable, compared with a decrease of ¥5,809 million in the same period of the previous year. Those factors offset positive contributions to cash flow from income before income taxes and minority interests of ¥65,895 million ($550 million), compared with ¥55,695 million the same period of the previous year, and a decrease in notes and accounts receivable of ¥47,112 million ($393 million), compared with an increase of ¥9,365 million in the same period of

the previous year.

Net cash used in investing activities increased ¥24,097 million ($201 million) over the same period of the previous year, to ¥73,930 million ($617 million). That increase included payments of ¥61,848 million ($516 million) for purchases of property, plant and equipment, compared with payments of ¥51,125 million in the same period of the previous year, and payments of ¥17,650 million ($147 million) for investments in securities, subsidiaries and affiliated companies, compared with payments of ¥4,372 million in the same period of the previous year.

Net cash provided by financing activities increased ¥186,913 million ($1,560 million), to ¥49,623 million ($414 million), from ¥137,290 million used in financing activities in the same period of the previous year. That increase included ¥95,751 million ($799 million) in proceeds from the issuance of bonds, compared with ¥494 million in the same period of the previous year. It also reflected ¥164,563 million in repayments of long-term debt in the same period of the previous year, mainly through a capital infusion from the parent company to repay debt at the Companies' operations in the Americas. Repayments of long-term debt in the first half of 2003 totaled only ¥4,730 million ($39 million),

2. Liquidity and stability indicators

	Jan.–June 2001	Jan.–Dec. 2001	Jan.–June 2002	Jan.–Dec. 2002	Jan.–June. 2003
Shareholders' equity/total assets (percent)	35.6	34.2	38.0	37.1	37.9
Market capitalization*/total assets (percent)	49.8	48.9	65.7	59.0	62.2
Interest-bearing debt/net cash provided by operating activities x 2 (times)	4.8	5.2	1.8	1.7	2.7
Net cash provided by operating activities/interest payments** (times)	5.4	5.5	19.6	17.0	16.4

* Share price on last trading day of June times number of shares outstanding

II. Projections

Management expects the business environment to remain challenging overall during the remainder of the fiscal year. Uncertainty about the pace of recovery in the world economy clouds the outlook, and Japans economy remains weak.

In Japan, management expects the Companies' overall unit sales of tires in the domestic market to decline in 2003, from 2002. They expect demand for original equipment tires in 2003 to remain at about the same level as in 2002, and they expect the Companies' unit sales in that segment to remain at about the same levels as in 2002. They project a decline in unit sales of replacement tires on account of slumping demand. Management expects continued growth in unit exports of tires from Japan.

In the Americas, management expects demand for tires in 2003 to be strong. They expect unit sales of tires by the Companies' operations in the Americas to increase in 2003. Those operations are promoting sales growth in truck and bus tires by introducing new products, stepping up marketing efforts and earning supply contracts with large fleet operators. They also are promoting sales growth in passenger car and small truck tires through stepped-up marketing activities.

In Europe, management expects demand for tires in 2003 to remain at about the same level as in 2002. They expect vigorous marketing efforts by the Companies' European operations to produce an increase in unit sales, led by passenger car tires.

Below is a summary of management's projections for sales and earnings in the full year, January to December 2003.

		Projection for Jan.–Dec. 2003	Results for Jan.–Dec. 2002	Change	
				Yen	Percent
		¥ million	¥ million	¥ million	
Net sales		¥2,280,000	¥2,247,769	+¥32,231	+1%
Ordinary income		¥145,000	¥147,871	¥(2,871)	(2)%
Net income		¥80,000	¥45,378	+¥34,622	+76%
¥/$ exchange rate (actual or assumed)	Interim average	¥119	¥129		(8)%
	Full-year average	¥117	¥125		(7)%
¥/euro exchange rate (actual or assumed)	Interim average	¥132	¥116		+13%
	Full-year average	¥128	¥118		+8%

Management expects the dividends for the full year of 2003 to total ¥16 per share. They have declared interim dividends of ¥8 per share, including an ordinary dividend of ¥6 and a special dividend of ¥2, and they expect to propose identical amounts for the year-end dividends.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ from management's projections and plans.

-end-

Attachment:

-Bridgestone Corporation Consolidated Financial Highlights

-Bridgestone Corporation Consolidated Segmental Information

-Bridgestone Corporation Non-consolidated (Parent Company) Financial Highlights

BRIDGESTONE CORPORATION

Consolidated Financial Highlights

Six months ended June 30, 2003 and 2002

	Millions of yen		Percent	Millions of yen
	2003	2002	Changes	2002
FOR THE FIRST-HALF				**FOR THE YEAR**
Net sales	**¥ 1,112,169**	**¥ 1,093,535**	+1.7	¥ 2,247,769
Operating income	**71,314**	**73,135**	(2.5)	183,861
Net income	**31,960**	**24,477**	+30.6	45,378

	Yen	Yen	Percent	Yen
	2003	2002	Changes	2002
Per share data				
Net income				
Basic	**¥ 37.15**	**¥ 28.44**	+30.6	¥ 51.97
Diluted	**37.09**	**28.39**	+30.6	51.89
Cash dividends	**8.00**	**8.00**	0	16.00

	Millions of yen		Percent	Millions of yen
	2003	2002	Changes	2002
AT FIRST-HALF-END				**AT YEAR-END**
Total assets	**¥ 2,254,932**	**¥ 2,161,398**	+4.3	¥ 2,143,927
Shareholders' equity	**854,173**	**821,222**	+4.0	796,013

	Thousands of shares		Percent	Thousands of shares
	2003	2002	Changes	2002
Common stock issued and outstanding	**860,319**	**860,729**	(0.0)	860,336

Note:

Net earnings per share is computed based on the avarage number of shares of common stock issued and outstanding during each period.

BRIDGESTONE CORPORATION

Segmental Information

Information by Industry Segment

Six months ended June 30, 2003 — Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating income
Tires	¥ 883,773	¥ 496	¥ 884,269	¥ 54,894
Others	228,395	11,672	240,068	16,384
Total	1,112,169	12,168	1,124,337	71,278
Elimination or corporate	-	(12,168)	(12,168)	36
Consolidated	1,112,169	-	1,112,169	71,314

Six months ended June 30, 2002 — Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating income
Tires	¥ 864,922	¥ 431	¥ 865,353	¥ 56,629
Others	228,613	8,397	237,011	16,252
Total	1,093,535	8,829	1,102,364	72,881
Elimination or corporate	-	(8,829)	(8,829)	254
Consolidated	1,093,535	-	1,093,535	73,135

Information by Geographic Area

Six months ended June 30, 2003 — Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating income
Japan	¥ 381,644	¥ 125,706	¥ 507,350	¥ 56,965
The Americas	474,708	3,016	477,725	2,239
Europe	140,015	2,117	142,132	6,455
Others	115,800	55,106	170,907	13,006
Total	1,112,169	185,946	1,298,116	78,667
Elimination or corporate	-	(185,946)	(185,946)	(7,352)
Consolidated	1,112,169	-	1,112,169	71,314

Six months ended June 30, 2002 — Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating income
Japan	¥ 383,007	¥ 101,387	¥ 484,395	¥ 56,423
The Americas	497,700	2,793	500,493	4,773
Europe	115,894	2,151	118,045	2,918
Others	96,933	38,827	135,761	10,956
Total	1,093,535	145,160	1,238,695	75,071
Elimination or corporate	-	(145,160)	(145,160)	(1,936)
Consolidated	1,093,535	-	1,093,535	73,135

BRIDGESTONE CORPORATION

Non-consolidated Financial Highlights (Parent Company)

Six months ended June 30, 2003 and 2002

	Millions of yen		Percent	Millions of yen
	2003	2002	Changes	2002
FOR THE FIRST-HALF				**FOR THE YEAR**
Net sales	¥ **373,416**	¥ **343,359**	+8.8	¥ 741,045
Operating income	**52,001**	**52,035**	(0.1)	124,881
Net income	**32,077**	**29,492**	+8.8	34,020

	Yen	Yen	Percent	Yen
	2003	2002	Changes	2002
Per share data				
Net income				
Basic	¥ **37.29**	¥ **34.26**	+8.8	¥ 39.40
Cash dividends	**8.00**	**8.00**	0	16.00

	Millions of yen		Percent	Millions of yen
	2003	2002	Changes	2002
AT FIRST-HALF-END				**AT YEAR-END**
Total assets	¥ **1,465,603**	¥ **1,364,499**	+7.4	¥ 1,380,645
Shareholders' equity	**915,366**	**886,046**	+3.3	880,730

	Thousands of shares		Percent	Thousands of shares
	2003	2002	Changes	2002
Common stock issued and outstanding	**860,323**	**860,734**	(0.0)	860,341

Note: Net earnings per share is computed based on the average number of shares of common stock issued and outstanding during each period.



NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615
www.bridgestone.co.jp

FOR IMMEDIATE RELEASE

Contact: K. Kitawaki/S. Hata
(81-3) 3563-6811

Bridgestone Corporation Announces Further Expansion of Global Production Capacity for Truck and Bus Radial Tires

Company will expand production capacity at plants in Japan and Thailand

Tokyo (August 8, 2003)—Bridgestone Corporation announced today that it will expand production capacity for truck and bus radial tires at three plants in Japan and at a Thai plant. The expanded capacity will help the Bridgestone Group serve the continuing growth in global demand for truck and bus tires.

In Japan, Bridgestone will expand capacity a total of about 1,300 tires a day at its Amagi, Tochigi and Tokyo plants. Bridgestone will invest about ¥2.0 billion in that expansion work, which management expects to complete by the end of 2004.

In Thailand, the Bridgestone subsidiary Bridgestone Tire Manufacturing (Thailand) Co., Ltd., has doubled the capacity originally planned for the plant it is building in Chonburi. Work on the Chonburi Plant began this February, and management expects the plant to begin operation in the second half of 2004 with an initial production capacity of 2,500 tires a day. The expansion announced today will double the Chonburi Plants production capacity, to 5,000 tires a day, by the end of 2006. Investment in the expansion will total about ¥7.0 billion and will increase the total investment in the plant to about ¥24.0 billion.

The expansion projects announced today are part of an ongoing, global program for expanding the Bridgestone Group's production capacity in radial tires for trucks and buses and for passenger cars. Bridgestone Group companies have earmarked about ¥90.0 billion for that capital spending program by the end of 2006.

In passenger car tires, the investment addresses the shift in demand toward larger sizes and high-performance specifications in North America, Europe and Japan. It also addresses the growing demand for standard tires in Asia, the Middle East and Africa.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-